February 10, 2012

Mr. Ed Bartz
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Underlying Funds Trust (the “Trust”)
File No.:  811-21895

Dear Mr. Bartz:

This letter is in response to the oral comments and suggestions provided to the Trust on November 10, 2011, with respect to the Trust’s Registration Statement filed on Form N-1A on September 27, 2011, relating to its series: Long/Short Equity, Market Neutral, Relative Value – Long/Short Debt, Managed Futures and Event Driven (each a “Fund,” collectively, the “Funds”).

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Funds acknowledge that, in connection with the comments made by the Staff of the SEC on the Form N-1A registration statement, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Funds and their management are responsible for the content of such disclosure;

(2)	The Funds acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)
The Funds represent that neither the Funds nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus – All Funds

1.	Staff Comment: It is the Staff’s position that the front cover of the Funds’ prospectus contains information disallowed by Form N-1A. Accordingly, please remove:
a.	the disclosure at the top right which lists the investment advisor’s name and a statement which reads, “The mutual fund advisor dedicated exclusively to alternative investment strategiesSM”; and
b.	the Funds’ website and telephone number.

Response:  The Trust responds by directing the Staff to the instruction to Item 1(a) of Form N-1A which states that (italics added) “[a] Fund may include on the front cover page a statement of its investment objectives, a brief (e.g., one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b).”  General Instruction C.3(b) further states that “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or SAI that is not otherwise required. . . . so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

It is the Trust’s position that the additional information referenced in the Staff’s comment is appropriate pursuant to Form N-1A, subject to the requirements of General Instruction C.3(b).  In compliance with General Instruction C.3(b), the additional information is contained on the front cover, which is governed by Item 1 of Form N-1A, not Items 2 through 8.  The Trust also believes that the additional information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.  Accordingly, the Trust respectfully declines to make the requested deletions.

2.
Staff Comment:  Where applicable throughout the prospectus, please revise each Fund’s name to include the term “Fund” or “Portfolio” after its name to make clear that each Fund is a separate series of the Trust rather than just an investment strategy.

Response:  The Trust responds by adding the term Portfolio to each Fund’s name.

3.
Staff Comment:  With respect to each Fund’s “Management” section, the Staff notes that the Funds’ investment adviser is disclosed but not the Funds’ sub-advisers.  The Staff directs the Trust to Instruction 2 to Item 5 of Form N-1A which states, “A Fund having three or more sub-advisers, each of which manages a portion of the Fund’s portfolio, need not identify each such sub-adviser, except that the Fund must identify any sub-adviser that is (or is reasonably expected to be) responsible for the management of a significant portion of the Fund’s net assets. For purposes of this paragraph, a significant portion of a Fund’s net assets generally will be deemed to be 30% or more of the Fund’s net assets.”  Please confirm whether any Fund currently has a sub-adviser responsible for the management of a significant portion of its net assets, as defined in Instruction 2 to Item 5 of Form N-1A.  Please make appropriate revisions as necessary.

Response:  The Trust responds by stating that the Market Neutral Portfolio and Event Driven Portfolio each have sub-advisers managing 30% or greater of their respective assets.  Accordingly, the “Management” section for each will be revised as follows:

Market Neutral Portfolio

“Investment Advisor:  Hatteras Alternative Mutual Funds, LLC is the investment advisor of the Fund.  Battenkill Capital Management, Inc., Inflection Partners, LLC and TWIN Capital Management, Inc., among others, each currently serves as sub-advisor to the Fund and manages a significant portion of the Fund’s net assets.”

Event Driven Portfolio

“Investment Advisor:  Hatteras Alternative Mutual Funds, LLC is the investment advisor of the Fund.  FrontFour Capital Group, LLC and Tiburon Capital Management, LLC, among others, each currently serves as sub-advisor to the Fund and manages a significant portion of the Fund’s net assets.”

4.	Staff Comment: Per the requirements of Item 6(b) of Form N-1A, please revise the “Purchase and Sale of Fund Shares” section on page 4 of the prospectus to disclose the Funds’ redemption policy.

Response:  The Trust responds by revising the disclosure as follows:

“Interests in the Funds are issued solely to eligible investors in selling agent transactions that do not involve any “public offering” within the meaning of Section 4(2) of the 1933 Act.  Investments in the Funds may currently be made on by regulated investment companies, U.S. and non-U.S. institutional investors, segregated asset accounts and certain other entities.  There is no minimum initial or subsequent investment requirement.  Interests in the Funds may be redeemed by contacting Underlying Funds Trust c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, Wisconsin 53202-0701 or by calling 1-877-569-2382.”

5.
Staff Comment:  Please revise the “Tax Information” section on page 4 of the prospectus to state that distributions on investments made through tax-deferred arrangements may be taxed at a later date upon withdrawal of assets from the account.

Response:  The Trust responds by revising the disclosure as follows:

“The Funds’ distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.  Distributions on investments made through tax-deferred arrangements may be taxed later upon withdrawal of assets from those accounts.”

6.
Staff Comment:  With respect to the Trading Advisors listed on page 5, please confirm supplementally whether each is a registered investment adviser subject to a Section 15 contract under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:  The Trust responds supplementally by stating that each Trading Advisor is a registered investment adviser subject to a Section 15 contract under the 1940 Act.

7.
Staff Comment:  With respect to the second to last paragraph on page 5 of the prospectus, please add a parenthetical around the phrase “engaged by the Advisor to conduct the investment programs of each Fund of the Trust.”  The Staff feels that this revision is necessary for the paragraph to read as intended.

Response:  The Trust responds by making the requested revision.

8.	Staff Comment: With respect to the first full sentence on page 6, please revise to include a 60-day notice requirement for shareholders in the event a Fund’s investment objective is changed.

Response:  The Trust responds by revising the sentence as follows:

“Each Fund’s investment objective may be changed without shareholder approval.  A Fund will provide shareholders with 60 days’ notice before changing its investment objective.”

9.
Staff Comment:  The Trust notes that each Fund, except for the Managed Futures Fund, contains an 80% investment requirement under Rule 35d-1 as part of its principal investment strategies.  With respect to each of these Fund’s investment in derivative instruments, supplementally:

a.	Please explain how derivatives are valued for the purposes of the 80% investment requirement;
b.	Please confirm that swaps are not valued at notional value for the purposes of the 80% investment requirement; and
c.	Please confirm whether each Fund pays fixed or variable rates on its side of any swap agreements into which it enters.

Response:  The Trust responds to part (a) of the Staff’s comment by stating supplementally that the Fund values derivatives at market value for the purposes of the 80% investment requirement.

The Trust responds to part (b) of the Staff’s comment by stating supplementally that swaps are not valued at notional value for the purposes of the 80% investment requirement.

The Trust responds to part (c) of the Staff’s comment by stating supplementally that the Fund pays fixed rates on its side of any swap agreement into which it has entered.

10.
Staff Comment:  With respect to each Fund’s “Principal Investment Strategies and Policies” section, the Staff notes that the language is technical and difficult to understand for an average investor.  Please revise as necessary to provide a more plain-English version of each Fund’s principal investment strategies.  If you feel that the current disclosure is necessary as is, please explain your rationale in the response.

Response:  The Trust responds by stating that due to the unique nature and structure of the Funds, it believes that the existing version of each Fund’s “Principal Investment Strategies and Policies” section is necessary to accurately describe to shareholders how each Fund seeks to achieve its investment objective.  Additionally, the Trust notes that the Funds are not publicly offered and that per page 4 of the prospectus, “investments in the Funds may currently be made only by regulated investment companies, U.S. and non-U.S. institutional investors, segregated asset accounts and certain other entities” which the Trust does not consider to be average investors.  Accordingly, the Trust respectfully declines to make revisions associated with this comment.

11.	Staff Comment: With respect to the “Principal Investment Risks” section beginning on page 12:

a.
The Staff notes that except for the Managed Futures Fund, the Funds’ risks are combined into one section.  It is the Staff’s position that each Fund should have a separate section identifying its specific risks.  Please revise to separately identify each Fund’s principal investment risks.

b.	With respect to the “Fixed Income Securities Risk” disclosure on page 13 and its discussion of “high yielding bonds,” please revise to include the term “junk bonds.”
c.
With respect to “Privately Negotiated Options Risk” on page 15 and its discussion of counterparties, please explain supplementally whether the Fund has any limit on its exposure to a particular counterparty (e.g., no more than 25% of the Fund’s assets exposed to a single counterparty).

Response:  With respect to part (a) of the Staff’s comment, the Trust responds by revising the “Principal Investment Risks” section to disclose each Fund’s risks separately.

With respect to part (b) of the Staff’s comment, the Trust responds by revising the disclosure as follows:

“Fixed Income Securities Risks. Interest rates may go up resulting in a decrease in the value of the fixed income securities held by the Fund. Credit risk is the risk that an issuer will not make timely payments of principal and interest. There is also the risk that an issuer may “call,” or repay, its high yielding bonds (including bonds commonly referred to as “junk bonds”) before their maturity dates. Fixed income securities subject to prepayment can offer less potential for gains during a declining interest rate environment and similar or greater potential for loss in a rising interest rate environment. Limited trading opportunities for certain fixed income securities may make it more difficult to sell or buy a security at a favorable price or time.”

With respect to part (c) of the Staff’s comment, the Trust responds by stating supplementally that the Fund is managed with liquidity in mind and thus has limited exposure to private and over the counter transactions without which such a limit on its exposure to counterparties might be more necessary to sustain liquidity.

12.
Staff Comment:  With respect to the “Additional Investment Risks” section beginning on page 22 and its discussion of “High Portfolio Turnover Rate Risk,” the Staff notes that the portfolio turnover rates disclosed are significant.  Accordingly, please note high portfolio turnover in each applicable Fund’s principal investment strategy and move this risk disclosure to the “Principal Investment Risks” section of the prospectus.

Response:  The Trust responds by adding disclosure where appropriate to each Fund’s principal investment strategy and by moving “High Portfolio Turnover Rate Risk” to the “Principal Investment Risks” section.

13.
Staff Comment: Per Item 11(e) of Form N-1A, the Funds must disclose in the prospectus whether the board has adopted policies and procedures with respect to frequent purchases and redemptions of shares by shareholders and also describe such policies and procedures.  If no such policy has been adopted, then the prospectus must include a statement of the specific basis for the view that it is appropriate for the Funds to not have such a policy.  The prospectus currently makes no mention of such a policy.  Please revise the prospectus where appropriate to either include a description of the policy, or alternatively, an explanation for why such a policy has not been adopted.

Response:  The Trust responds by stating that the Funds do not currently have such a policy because the Funds are not publicly offered and the risks associated with frequent purchases and redemptions are not applicable.  Accordingly, the Trust will add the following disclosure to the prospectus:

“The Funds do not currently have a policy with respect to frequent purchases and redemptions of Fund shares because the Funds are not publicly offered and the risks associated with frequent purchases and redemptions are not applicable.”

Prospectus – Market Neutral Fund

14.
Staff Comment:  Please revise the Fund’s “Principal Investment Strategies and Policies” section on page 7 to identify the maturity and credit quality parameters for the debt instruments in which the Fund may invest.

Response:  The Trust responds by revising the last sentence of the first paragraph of the disclosure as follows:

“The securities held by the Fund may include common and preferred stock, nonconvertible and convertible debt of all maturities and qualities (including bonds commonly referred to as “junk bonds”), options and futures contracts, privately negotiated options, other derivative securities and shares of investment companies.”

Prospectus – Relative Value – Long/Short Debt Fund

15.
Staff Comment:  With respect to the first paragraph of the Fund’s “Principal Investment Strategies and Policies” section on page 8, the Staff notes that the disclosure regarding the Fund’s 80% investment requirement, as required by Rule 35d-1 of the 1940 Act, includes the term common stock.  However, the Fund’s name includes the term “debt.”  Please remove the term “common stock” from this disclosure, or alternatively, revise the disclosure to make clear that the Fund may not satisfy its 80% investment requirement by investing in common stock.  Additionally, the Staff also notes that the Fund may invest in debt securities of any rating.  Please revise the third sentence of the paragraph to make reference to the fact that the Fund may invest in “junk bonds.”

Response:  The Trust responds by revising the disclosure as follows:

“To achieve its investment objective, the Fund, under normal market conditions, will invest at least 80% of its net assets (plus any borrowings for investment purposes) in long/short strategies that utilize debt and debt-related securities. ~~that~~ Such strategies are designed to allow the Fund to focus on opportunities to take advantage of perceived discrepancies in the market prices of certain convertible bond, common stock, fixed income and derivative securities.  The Fund has no policy with respect to the capitalization of issuers in which it may invest and may invest in securities of all market capitalizations (small, mid and large capitalization companies). The Fund has no policy with respect to the rating or maturity of the debt securities in which it may invest and thus may invest in debt securities of varying qualities and maturities, including bonds commonly referred to as “junk bonds”. . . . “

Prospectus – Managed Futures Fund

16.
Staff Comment:  Per Rule 35d-1 of the 1940 Act, the Staff notes that use of the term “managed futures” in the Fund’s name requires that at least 80% of the Fund’s assets be invested in a managed futures strategy.  However, per the Fund’s “Principal Investment Strategies” section beginning on page 9, the Fund will only invest up to 25% of its total assets in a subsidiary effecting managed futures strategies, with the remainder being invested in fixed income securities.  Please revise the “Principal Investment Strategies” section to comply with the 80% requirement contained in Rule 35d-1.

Response: The Trust responds by directing the Staff to Question 8 of “Frequently Asked Questions about Rule 35d-1” as available at www.sec.gov.  Question 8 addresses the issue of whether use of the term “tax-sensitive” in a fund’s name triggers the requirements of Rule 35d-1.  The Staff’s response to Question 8 is as follows;

“The term "tax-sensitive" connotes a type of investment strategy rather than a focus on a particular type of investment. Therefore, use of the term "tax-sensitive" in a fund's name will not require the fund to comply with the 80% investment requirement of rule 35d-1.”

It is the Trust’s position that the term “managed futures” as used in the Fund’s name suggests a particular investment strategy, rather than a particular type of investment.  Therefore, the Trust does not believe that Rule 35d-1 applies here. However, the Trust has determined to rename the Fund “Managed Futures Strategies Portfolio” to make clear that no particular investment type is suggested by the Fund’s name.

17.
Staff Comment:  With respect to the first sentence of the “Principal Investment Strategies” section on page 9, the Staff notes that as written, the Fund has two principal investment strategies, a managed futures strategy and a fixed income strategy.  Per the Fund’s name, the Staff feels that it is appropriate for the Fund to only have a managed futures strategy.  Please revise to make clear that the Fund’s principal investment strategy is a managed futures strategy, and that the fixed income portion of the Fund’s investment strategy is a component of the overall managed futures strategy.

Response: The Trust responds by revising the disclosure as follows:

To achieve its investment objective, the Fund will allocate its assets to ~~two principal investment strategies:~~ a “managed futures” strategy, ~~and a~~ which includes as a component, a “fixed income” sub-strategy.

18.
Staff Comment:  With respect to the second to last sentence of the second paragraph of the “Principal Investment Strategies” section beginning on page 9, please revise to explain what is meant by the term “managed futures programs.”

Response: The Trust responds by revising the disclosure as follows:

“The Advisor allocates the assets of the Subsidiary among the Trading Accounts to provide exposure to each Trading Advisor’s managed futures program~~s~~ which ~~that~~ the Advisor believes to be complementary to one another and consistent with the aim of moderating risk by diversifying the Fund’s exposure to futures contracts and other derivative instruments across trading methodologies, trading time horizons, sectors and geography.  “Managed futures program” refers to a Trading Advisor’s particular trading strategy which contributes to the Fund’s overall managed futures investment strategy.”

19.	Staff Comment: With respect to the Fund’s investment in the Cayman Island Subsidiary, please:

a.
Revise the Fund’s “Principal Investment Strategies” section to state that the subsidiary is managed pursuant to compliance policies and procedures that are the same as the Fund’s compliance policies and procedures;

b.
With respect to the Commodity Futures Trading Commission’s (“CFTC”) recent proposal to have managed futures mutual funds register as commodity pool operators, please revise the Fund’s “Principal Investment Strategies” section to state the Fund’s position on the proposal and the Fund’s plan if it is required to register as a commodity pool operator;

c.
Add disclosure to the prospectus where applicable to state that the financial statements of the subsidiary will be consolidated with the Fund’s financial statements as presented in the Fund’s annual and semi-annual reports;

d.	Explain supplementally the accounting treatment that the Fund intends to use with respect to the commodity pools in which the subsidiary will invest;
e.	Confirm supplementally that the subsidiary will comply with sections 10 and 16 of the 1940 Act regarding the subsidiary’s board of directors;
f.	Confirm supplementally whether the subsidiary will have the same custodian and auditor as the Fund;
g.	Confirm supplementally whether the subsidiary will consent to service of process and examination of its books and records. If it will not, please explain why not; and
h.	Explain supplementally the Fund’s basis for treating the subsidiary’s income as “good income” in light of the IRS’s recent decision to no longer issue private letter rulings (“PLR”) on the matter.

Response: The Trust responds to part (a) of the Staff’s comment by adding the following disclosure to the Fund’s “Principal Investment Strategies” section:

“The Subsidiary is managed pursuant to compliance policies and procedures that are the same as the Fund’s compliance policies and procedures.”

The Trust responds to part (b) of the Staff’s comment by stating supplementally that the Fund is not  required to state its position on any proposed regulations, including those of the CFTC. If and when the CFTC enacts a final regulation, the Fund plans to comply with such final regulation and will evaluate the steps necessary to do so, based upon that final regulation.

The Trust responds to part (c) of the Staff’s comment by adding the requested disclosure to the prospectus.

The Trust responds to part (d) of the Staff’s comment by stating supplementally that the Fund intends to engage Commodity Trading Advisors (“CTAs”) and does not intend to invest in commodity pools. The CTAs will directly manage assets of the subsidiary, which will be accounted for in the Fund’s financial statements on a consolidated basis.

The Trust responds to part (e) of the Staff’s comment by stating supplementally that the composition of the Board of Directors of the subsidiary, which complies with both sections 10 and 16 of the 1940 Act, is identical to the composition of the Board of Trustees of the Trust.

The Trust responds to part (f) of the Staff’s comment by stating supplementally that the subsidiary has the same custodian and auditor as the Fund.

The Trust responds to part (g) of the Staff’s comment by stating supplementally that the subsidiary will consent to service of process by the SEC and the examination of its books and records.

The Trust responds to part (h) of the Staff’s comment by stating supplementally that the Fund is relying on a legal opinion and that such opinion is being provided herewith.

20.	Staff Comment: With respect to the Fund’s “Principal Investment Risks” section beginning on page 17:

a.
Regarding “Aggressive Investment Risk” and its discussion of leverage, explain supplementally the extent to which the subsidiary is leveraged and how the Fund as a whole will comply with the leverage requirements under the 1940 Act;

b.
Regarding “Options and Futures Risk” and its discussion of Rule 4.5 of the Commodity Exchange Act, please revise the disclosure to acknowledge the recent proposal by the CFTC to require managed futures mutual funds to register as commodity pool operators;

c.
Regarding “Tax Risks” and its discussion of the Fund’s decision to not seek a PLR with respect to the subsidiary’s income being treated as “good income,” please explain supplementally what the Fund will be relying on in place of such a PLR.  If the Fund intends to rely on an opinion of counsel, the Staff notes that it will request to see the opinion.

Response: The Trust responds to part (a) of the Staff’s comments by stating supplementally that any borrowings of the subsidiary will be in accordance with Section 18 of the 1940 Act. To the extent that futures trading activity contains an element of leverage, the Fund will segregate liquid assets in accordance with Commission Release IC-10666 and the related Commission and Staff guidance.

The Trust responds to part (b) of the Staff’s comments by directing the Staff to “Regulatory Risks Regarding Forwards, Futures, Swaps and Options” on page 20 of the prospectus which discusses this issue in detail, and by revising “Options and Futures Risk” as follows:

“To the extent futures and/or options on futures are employed by the Funds, such use will be in accordance with Rule 4.5 of the Commodity Exchange Act (“CEA”).  The Trust, on behalf of the Funds, has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” in accordance with Rule 4.5 and therefore, the Funds are not subject to registration or regulation as a commodity pool operator under the CEA.  Please see “Regulatory Risks Regarding Forwards, Futures, Swaps and Options” below for additional information on proposed changes to the CEA which, if enacted, could result in the Fund being subject to CFTC registration.”

The Staff responds to part (c) of the Staff’s comment by stating supplementally that the Fund is relying on a legal opinion and that such opinion is being provided herewith.

Prospectus – Event Driven Fund

21.
Staff Comment:  Please revise the Fund’s “Principal Investment Strategies and Policies” section on page 11 to identify the maturity and credit quality parameters for the debt instruments in which the Fund may invest.

Response:  The Trust responds by revising the third sentence of the first paragraph of the disclosure as follows:

“The securities held by the Fund may include common and preferred stock, nonconvertible and convertible debt of all maturities and qualities (including bonds commonly referred to as “junk bonds”) and shares of investment companies.”

Statement of Additional Information

22.
Staff Comment:  With respect to the “Investment Restrictions” section beginning on page 4, please revise to separately disclose each Fund’s investment restrictions.  The Staff considers the currently layout to be confusing.

Response:  The Trust responds by separately disclosing the Managed Futures Fund’s investment restrictions.  The Trust notes that the other Funds’ investment restrictions are identical and do not need to be listed separately.

23.	Staff Comment: In the “Investment Restrictions” section beginning on page 4, with respect to investment restriction #4 for the Managed Futures Fund:

a.
Regarding sub-part b, please confirm supplementally the circumstances under which the Fund may concentrate in a particular industry.  As written, it appears that the Fund may concentrate in a particular commodity, however, the specific commodity is not identified; and

b.	Regarding sub-part d, explain supplementally why counterparties should not be viewed as an industry for the purposes of determining industry concentration.

Response:  With respect to part (a) of the Staff’s comment, the Trust confirms that the Fund will not concentrate in any one industry, however, such policy to not concentrate is qualified by sub-part b, which states that despite the Fund’s policy to not concentrate in a particular industry, 25% or more of the Fund’s assets may be indirectly exposed, through the subsidiary, to industries in commodity sectors.  This language is included only to make clear that the Fund, through the subsidiary, will have significant exposure to commodities and industries involved in commodities, even though the Fund will not concentrate in any particular industry.

With respect to part (b) of the Staff’s comment, the Trust responds by stating that it does not consider counterparties themselves to be an industry.  Rather, the security underlying the arrangement with the counterparty would determine the industry in which the Fund would be invested.  For example, if the Fund entered into a commodity futures contract, the industry would be dependent on the particular commodity underlying the contract.  The counterparty itself would only enable the Fund to gain exposure to the particular industry.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk at (414) 765-6609.

Very truly yours,

/s/ J. Michael Fields
J. Michael Fields
Secretary
Underlying Funds Trust

December 16, 2011
Underlying Funds Trust
Hatteras Alternative Mutual Funds Trust
8540 Colonnade Center Drive
Suite 401
Raleigh, NC 27615

Re:           Managed Futures Strategies Portfolio – Hatteras Trading Advisors

Dear Sirs or Mesdames:

You have asked for our opinion whether subpart F income (as defined in Internal Revenue Code section 952) that is derived by the Managed Futures Strategies Portfolio (the “Fund”) from its wholly-owned subsidiary Hatteras Trading Advisors (the “Subsidiary”) will constitute qualifying income for purposes of the gross income test applicable to regulated investment companies (“RICs”) under Internal Revenue Code section 851(b)(2).  Our opinion is based upon the following factual assumptions, which you have represented to us to be true.

Factual Assumptions

The Fund is a series of the Underlying Funds Trust (“Trust”), an open-end management investment company organized as a statutory trust under the laws of the State of Delaware and registered under the Investment Company Act of 1940, as amended (the “1940 Act”).  The Fund intends to qualify, for the current year and each future year, as a RIC under subchapter M of title A, chapter 1, of the Internal Revenue Code.

The Subsidiary is incorporated as an exempted company under the laws of the Cayman Islands.  Under the laws of the Cayman Islands, an exempted company provides for limited liability for all holders of shares.  A shareholder’s liability is limited to the amount, if any, unpaid with respect to the shares acquired by the shareholder.  No election will be filed with the U.S. Internal Revenue Service (the “IRS”) for the Subsidiary to be classified for Federal income tax purposes as a disregarded entity or partnership rather than a corporation.

The Fund will make capital contributions to the Subsidiary in exchange for newly issued shares of the Subsidiary’s stock.  The Fund may invest up to 25% of its assets in the Subsidiary, subject to the asset diversification limitations in Internal Revenue Code section 851(b)(3).  The Subsidiary generally may distribute income, gains and surplus capital (i.e., capital in excess of par value) in respect of its shares at the discretion of the directors.  The Fund will not guarantee the debts of the Subsidiary.

Underlying Funds Trust
Hatteras Alternative Mutual Funds Trust
December 16, 2011

The Fund and the Subsidiary will be managed by Hatteras Alternative Mutual Funds, LLC (the “Manager”).  The Manager has entered into a written agreement with the Fund and the Subsidiary for these services.  As compensation for the services provided by the Manager to the Fund and the Subsidiary, the Fund will pay the Manager a monthly fee computed generally as a percentage of average daily net assets under management.

The Subsidiary may invest without limitation in commodities and commodity-linked instruments.  It is anticipated that the Subsidiary will invest the majority of its assets in accounts traded by third-party commodity trading advisors.  Although the Subsidiary will not be registered as an investment company under the 1940 Act, the Subsidiary will comply with the requirements of Section 18(f) of the 1940 Act, Investment Company Act Release No. 10666, and related Securities and Exchange Commission guidance pertaining to asset coverage with respect to transactions in commodity futures and other transactions in derivatives.  It is expected that all, or substantially all, of the Subsidiary’s income will be “subpart F income” within the meaning of Internal Revenue Code section 952.

Discussion

CFC Status of the Subsidiary. – The Subsidiary will be classified as a corporation for Federal income tax purposes, because it is a limited liability business entity formed under foreign law for which no election has been, or will be, filed with the IRS for non-corporate treatment.  As a foreign corporation that is wholly owned by a U.S. person, the Subsidiary will be a “controlled foreign corporation” within the meaning of Internal Revenue Code section 957 (a “CFC”).1  As a result, income and gain of the Subsidiary that constitutes “subpart F income” within the meaning of Internal Revenue Code section 952 will be includible in gross income of the Fund each year.2  Distributions by the Subsidiary to the Fund will be excluded from gross income of the Fund under Internal Revenue Code section 959(a)(1) to the extent they are attributable to subpart F income of the Subsidiary.  This exclusion will not apply to dividends attributable to other income or gain of the Subsidiary, if any.

____________________________

1 A CFC is a foreign corporation with respect to which “United States shareholders” own more than 50 percent of the total combined voting power or value of the corporation’s outstanding stock.  Int. Rev. Code §957.  A United States shareholder is defined for this purpose as a United States person who owns 10 percent or more of the total voting power of the stock of the foreign corporation.  Int. Rev. Code §951(b).  Because the Fund is a United States person and will be the sole stockholder of the Subsidiary, the Subsidiary will be a CFC.

2 If a foreign corporation is a CFC for an uninterrupted period of 30 days or more during any taxable year, each United States shareholder that owns stock in the corporation on the last day of that year is required to include in gross income the shareholder’s pro rata share of the CFC’s subpart F income for the year. Int. Rev. Code §951(a)(1).

Underlying Funds Trust
Hatteras Alternative Mutual Funds Trust
December 16, 2011

Qualifying Income for RIC Purposes. – Internal Revenue Code section 851(b)(2) provides that a corporation will not qualify as a RIC for a taxable year unless the corporation derives at least 90% of its gross income for the year from “dividends, interest, payments with respect to securities loans (as defined in section 512(a)(5)), and gains from the sale or other disposition of stock or securities (as defined in Section 2(a)(36) [of the 1940 Act]) or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies.”

The shares of stock of the Subsidiary will constitute “stock” within the meaning of section 851(b)(2) – and will also constitute “securities” for purposes of that section.3  Accordingly, under the literal language of section 851(b)(2), subpart F income from the Fund’s investment in the Subsidiary should constitute qualifying income for purposes of the 90% test because it is “other income . . . derived with respect to [the Fund’s] business of investing in” stocks or securities.

Internal Revenue Code section 851(b) also expressly provides, in “flush language,” that:  “For purposes of paragraph (2), there shall be treated as dividends amounts included in gross income under section 951(a)(1)(A)(i) or 1293(a) for the taxable year to the extent that, under section 959(a)(1) or 1293(c) (as the case may be), there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included.”  Thus, to the extent the Subsidiary makes dividends of its subpart F income in the same year as the income is recognized by the Fund, this flush language provides a further reason why the subpart F income will be treated as qualifying income for purposes of the 90% test.

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3 Section 2(a)(36) of the 1940 Act defines the term “security” as: “any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a ‘security’, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.”  Shares of stock of the Subsidiary will obviously be a “security” within that definition.

Underlying Funds Trust
Hatteras Alternative Mutual Funds Trust
December 16, 2011

The existence of an express statutory treatment as qualifying income for subpart F income that is accompanied by a distribution from the CFC in the same taxable year might be read to suggest, by negative implication, that a different treatment should apply for subpart F income that is not accompanied by such a contemporaneous distribution.  Thus, to ensure that subpart F income from the Subsidiary constitutes qualifying income for purposes of the 90% test, it may be advisable, whenever practical, for the Subsidiary to make sufficient distributions to the Fund during each year that equal or exceed the Subsidiary’s anticipated subpart F income for the year.4

Assuming that annual distributions of subpart F income will not be practical in all instances, however, we believe that the Subsidiary’s subpart F income should nonetheless still be considered qualifying income for purposes of the 90% test by reason of the more general “other income” language of section 851(b)(2).  That is the conclusion dictated by the language of the statute itself, and there is no clear evidence that Congress intended a contrary reading of that language or any other compelling reason for disregarding its plain meaning.

Statutory Background History. – The relevant flush language was first enacted in 1975, and the “other income” language was enacted in 1986.  Under normal principles of statutory construction, a later-enacted provision would prevail over an earlier-enacted one in the event of a conflict.5  In this case, however, the flush language was itself modified as part of the 1986 tax legislation – albeit not in a way that is directly relevant to subpart F income – so that it is difficult to argue that the “other income” language enacted in 1986 was intended to supersede the earlier enacted provision.  Moreover, the “later enactment” principle is generally overridden by the principle that “a specific statute controls over a general one.”6  Yet, the applicability of that latter principle is itself not entirely clear, inasmuch as this is not a case of two provisions that are actually in conflict with one another, but rather a case where the application of a general provision would simply make the more specific provision redundant.  Although it is also a principle of statutory construction that a statute should normally be construed in a way that makes each provision of the statute meaningful,7 redundancies within the Internal Revenue Code are commonplace – an inevitable product of the Internal Revenue Code’s size, and the prolixity of amendments to it.  The adoption from time to time of “deadwood acts,” which eliminate Internal Revenue Code redundancies by the score, is testimony thereto.  Thus, the fact that construing “other income” as encompassing subpart F income renders the flush language redundant is not, in and of itself, a reason for rejecting such an interpretation.  It is necessary to examine the events that led to the enactment of these provisions further to see if they shed any other light on the issue.

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4 Distributions from the Subsidiary may be desirable in any event, inasmuch as the Fund will generally need to make distributions to its shareholders each year to the extent of its own income (including subpart F income from the Subsidiary), so as to eliminate corporate-level tax on that income.

5 Posadas v. National City, 296 U.S. 497, 503 (1936).

6 Bulova Watch Co. v. United States, 365 U.S. 753, 758 (1961).

Underlying Funds Trust
Hatteras Alternative Mutual Funds Trust
December 16, 2011

The basic statutory purpose of the 90% test of section 852(b)(2) has long been identified as “to help ensure that the regulated investment company is essentially engaging in passive investment activities, and is not operating as a normal business corporation.”8  Over time, the statutory list of qualifying investments has been expanded somewhat in an effort to provide greater flexibility for RICs to engage in investment activities and to recognize related kinds of income.

Before 1975, the subpart F provisions contained a “minimum distribution” exception in Internal Revenue Code section 963, under which a United States shareholder was not required to include in income its ratable share of subpart F income of a CFC in a year if the CFC distributed a prescribed percentage of its earnings and profits for that year.  Under that regime, if a RIC was a shareholder of a CFC that made the required minimum-distribution in a year, the only income of the RIC from the CFC would be dividend income – and therefore would be qualifying income for RIC purposes.  By contrast, if a CFC failed to make the minimum-distribution, subpart F inclusions would not be qualifying income for RIC purposes because they would not be dividends from the CFC.

In 1975, the minimum-distribution exception of section 963 was repealed.  That meant that all subpart F income would be includible as income for United States shareholders whether or not the CFC made any dividend distributions in a particular year.  As a result, none of the income recognized by a RIC with respect to a CFC would be arriving in the form of dividend income – and hence none of that income would be qualifying income for RIC purposes under the literal language of the pre-1975 version of section 851(b)(2).  To avoid that unintended change in the law, Congress added the flush language of section 851(b).  By providing that subpart F income would be treated as dividends for purposes of section 851(b)(2) if the CFC made a distribution attributable to that subpart F income in the same taxable year, Congress preserved the same treatment of RICs that applied under the pre-1975 minimum-distribution regime.  A RIC that was a United States shareholder of a CFC would continue to recognize qualifying income, rather than non-qualifying income, from the CFC to the extent that the CFC made annual distributions of its subpart F income.

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7 United States v. Menasche, 348 U.S., 528, 538-39 (1955).

8 H.R. Rep. No. 1192, 94th Cong., 2d Sess. 10-11 (1976), reprinted in 1976-3 C.B. (vol. 3) 28-29; General Explanation of the Tax Reform Act of 1976, 676-77 (Jt. Comm. Pr. 1976), reprinted in 1976-3 C.B. (vol. 2) 688-89; Priv. Ltr. Rul. 8322054 (Feb. 28, 1983); GCM 38994 (May 27, 1983); GCM 39207 (Mar. 29, 1984); GCM 39295 (Mar. 30, 1984).

Underlying Funds Trust
Hatteras Alternative Mutual Funds Trust
December 16, 2011

The “other income” language of section 851(b)(2) was enacted as part of the Tax Reform Act of 1986 (the “1986 Act”).  At that same time, the flush language discussed above was expanded to cover income from passive foreign investment companies (“PFICs”) – a new category of foreign corporations created by the 1986 Act.  The 1986 Act also made thousands of other changes to the Internal Revenue Code – even changing its name from the Internal Revenue Code of 1954 to the Internal Revenue Code of 1986.  This was the most major overhaul of the Internal Revenue Code during the sixty-one years between 1954 and today.

The “other income” language of section 851(b)(2) was added in a floor amendment to the Senate bill and, accordingly, is not mentioned in the original House or Senate committee reports on the 1986 Act.  In introducing the floor amendment that made this and other changes relating to RICs, then Senator Armstrong referred to them as “minor changes” that were “to comply with recommendations of the Treasury Department,” and he inserted into the record a copy of the letter from the Treasury Department that had recommended the changes.9  The thrust of that letter was that the purpose of the section 851(b)(2) restrictions was to ensure that RICs engaged in passive investment activities rather than conducting an active business, but that within that constraint the IRS had “often gone beyond the literal terms of the statute in order to give a reasonable interpretation to section 851(b)(2).”10  Thus, the statutory intent expressed at the time of the enactment of the “other income” language was that it was intended, at least in part, to provide a statutory basis for a more liberal interpretation of the permitted investments for RICs.  Subpart F income is nowhere mentioned in the legislative history of the “other income” language, either positively or negatively.  There is only a brief allusion to the “other income” language in the conference committee report on the 1986 Act, where the provision is referred to only as meaning that “permitted income for RICs is defined to include income from foreign currencies, and options and futures contracts, derived with respect to the RIC’s business of investing.”11

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9 132 Cong. Rec. 4045-47 (1986) (remarks of Senator Armstrong); 4047-48 (Feb. 5, 1986 letter from J. Roger Menz, Acting Assistant Secretary of the Treasury for Tax Policy) [hereinafter Menz Letter]; see Rev. Rul. 2006-1, 2006-1 C.B. 262.

10 Menz Letter at 4047.  Specifically, the Menz letter noted that the IRS had previously granted private letter rulings that gains on sales of certain investment products, such as options and futures contracts on securities, would be qualifying income even though not encompassed within the literal language of §851(b)(2) at that time.

Underlying Funds Trust
Hatteras Alternative Mutual Funds Trust
December 16, 2011

Like the addition of the “other income” language to section 851(b)(2), the expansion of the flush language to cover PFICs is not mentioned in the original House or Senate committee reports on the 1986 Act.  This is because the original version of the PFIC provisions gave shareholders of a PFIC the right to elect to have the PFIC treated as a CFC in which they would be deemed to be a United States shareholder.  Under that original version of the PFIC rules, the flush language regarding subpart F income would have become applicable by its terms to PFICs for which CFC treatment was elected.  Ultimately, however, instead of providing elective CFC treatment for PFICs, the final version of the 1986 Act gave shareholders instead the ability to elect “qualified electing fund” (“QEF”) treatment for a PFIC.  QEF treatment, like CFC treatment, results in shareholders being taxable on the income of the foreign corporation on a pass-through basis, but there are some differences between the two regimes.  With the creation of this new kind of pass-through category of foreign corporations, the flush language of section 851(b) was modified to extend to QEF income of a RIC the same treatment that applied to subpart F income.

The expansion of section 851(b)(2) to cover “other income” and the modification of the flush language of section 851(b) to cover QEF income, although both part of the 1986 Act, were changes that were made in entirely different sections of the legislation.  The former appeared in section 653(b) of the 1986 Act.  The latter appeared in section 1235(f) of the 1986 Act.  As discussed, neither of these provisions was in the original House and Senate versions of the legislation; the former being first introduced as a floor amendment in the Senate, and the latter evidently first appearing in the conference committee version of the 1986 Act because that is where the QEF concept was first introduced.  There is no evidence that anyone in Congress – or, for that matter, anyone else involved in the legislative process – considered the two provisions in conjunction with one another or considered whether the enactment of the “other income” language might actually render the flush language entirely redundant.  Thus, the available legislative history on these two provisions does not provide any clear indication that Congress intended the flush language to serve, by negative implication, as a limitation on the breadth of the reference to “other income . . . derived with respect to [a fund’s] business of investing in such stock, securities, or currencies.”

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11 H.R. Conf. Rep. No. 99-841, at II-243 (1986).

Underlying Funds Trust
Hatteras Alternative Mutual Funds Trust
December 16, 2011

Section 269 and Economic Substance. – Besides the matter of statutory interpretation of section 851(b), a remaining question is whether the tax consequences of the formation and operation of the Subsidiary might be challenged by the IRS under the anti-abuse provisions of Internal Revenue Code section 269 or 7701(o).  Section 269 authorizes the IRS to disallow any deduction, credit or other allowance if it is the result of an acquisition of control of a corporation “the principal purpose [of which] is evasion or avoidance of Federal income tax by securing the benefit of a deduction, credit, or other allowance which such person or corporation would not otherwise enjoy.”  Section 7701(o), enacted as part of the Patient Protection and Affordable Care Act and Health Care and Education Reconciliation Act of 2010, codifies the judicially created “economic substance” doctrine, under which tax benefits from a transaction can be denied if the transaction does not have economic substance or lacks a business purpose.

In our view, neither section 269 nor the “economic substance” doctrine should operate to prevent the Fund from achieving the desired tax benefits from its utilization of the Subsidiary as a vehicle through which to make commodities-related investments.  Neither section 269 nor the “economic substance” doctrine has been held to preclude a taxpayer from choosing the most tax-efficient form of organization in which an activity is to be conducted.12  Thus, when Congress enacted section 7701(o), as the Joint Committee summary of the provision said, in relevant part:

The provision is not intended to alter the tax treatment of certain basic business transactions that, under longstanding judicial and administrative practice are respected, merely because the choice between meaningful economic alternatives is largely or entirely based on comparative tax advantages.  Among these basic transactions are . . . (2) a U.S. person’s choice between utilizing a foreign corporation or a domestic corporation to make a foreign investment; (3) the choice to enter into a transaction or series of transactions that constitute a corporate organization or reorganization under subchapter C;. . . .13

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12 See, e.g., Northern Indiana Public Service Co. v. Commissioner, 115 F.3d 506 (7th Cir. 1997) (upholding taxpayer’s formation of Netherlands Antilles finance subsidiary to take advantage of tax treaty benefits); Siegel v. Commissioner, 45 T.C. 566 (1966), acq. in result,, 1966-2 C.B. 3 (holding §269 inapplicable to formation of Panamanian subsidiary even if motivated entirely by tax reasons).

13 Technical Explanation of Revenue Provisions of Reconciliation Act of 2010, as Amended, in Combination with Patient Protection and Affordable Care Act, 152 (Jt. Comm. Pr. 2010) (footnotes omitted).

Underlying Funds Trust
Hatteras Alternative Mutual Funds Trust
December 16, 2011

IRS Private Letter Rulings. – The IRS Office of Chief Counsel has granted forty-three private letter rulings over the past five years to the effect that subpart F income from a CFC such as the Subsidiary should be treated as qualifying income for a RIC, whether or not it is distributed in the same taxable year, because such subpart F income is “other income” derived from the RIC’s business of investing in stock of the CFC.14  Although private letter rulings are binding only with respect to the particular taxpayer who obtained the ruling, they reflect the considered views of IRS Office of Chief Counsel and may serve as “substantial authority” for other taxpayers for purposes of avoiding accuracy-related penalties.15  In our view, the issuance of numerous such rulings over a five-year period is a strong indication of the correctness of the conclusion that “other income” in section 851(b)(2) should be construed to include subpart F income.

The issuance of any further private letter rulings on this subject has recently been suspended by the IRS Office of Chief Counsel.  Individual lawyers in that office have said that this has been done because there is now an intent to issue published guidance on this subject, which can be relied upon by all taxpayers, so as to obviate the need for taxpayers to continue to apply for individual private letter rulings on this subject in future.  These individuals have said that previously it had been envisioned that taxpayers would generally rely on opinions of counsel on this subject rather than applying for private letter rulings, but that the unexpectedly large quantity of private letter ruling requests had caused the Office of Chief Counsel to conclude that published guidance is needed.  The view has also been expressed by these individuals that taxpayers who rely on opinions of counsel in the interim should not be penalized in the event the published guidance were to reach a different conclusion from that reached in the private letter rulings, and that if that is the case, any such ruling would be prospective in application only.  Accordingly, we do not view the recent suspension of the issuance of private letter rulings on this subject as creating a material risk that the status of the fund as a RIC will be adversely affected by subpart F income derived from the Subsidiary pending the publication of definitive IRS guidance on the subject.

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14 Priv. Ltr. Ruls. 201128022 (Jul. 15, 2011), 201122012 (Jun. 3, 2011), 201120017 (May 20, 2011), 201116014 (Apr. 22, 2011), 201113018 (Apr. 1, 2011), 201108008 (Feb. 25, 2011), 201103033 (Jan. 21, 2011), 201103017 (Jan. 21, 2011), 201103009 (Jan. 21, 2011), 201107012 (Jan. 18, 2011), 201102047 (Jan. 14, 2011), 201051014 (Dec. 23, 2010), 201049015 (Dec. 10, 2010), 201042015 (Oct. 22, 2010), 201042001 (Oct. 22, 2010), 201037014 (Sept. 17, 2010), 201037012 (Sept. 17, 2010), 201034011 (Aug. 27, 2010), 201030004 (July 30, 2010), 201026017 (July 2, 2010), 201025031 (June 25, 2010), 201024004 (June 18, 2010), 201024003 (June 18, 2010), 201020003 (May 21, 2010), 201007044 (Feb. 19, 2010), 201005023 (Feb. 5, 2010), 200947032 (Nov. 20, 2009), 200947026 (Nov. 20, 2009), 200946036 (Nov. 13, 2009), 200939017 (Sept. 25, 2009), 200936002 (Sept. 4, 2009), 200932007 (Aug. 7, 2009), 200931008 (July 31, 2009), 200931003 (July 31, 2009), 200923011 (June 5, 2009), 200922010 (May 29, 2009), 200912003 (Mar. 20, 2009), 200842014 (Oct. 17, 2008), 200840039 (Oct. 3, 2008), 200822010 (May 30, 2008), 200743005 (Oct. 26, 2007), 200741004 (Oct. 12, 2007), 200647017 (Nov. 24, 2006).

15 Treas. Reg. §1.6662-4(d)(3)(iii).

Underlying Funds Trust
Hatteras Alternative Mutual Funds Trust
December 16, 2011

Conclusion

Based upon the factual representations and assumptions and legal analysis set forth above, and subject to the limitations set forth below, it is our opinion that subpart F income derived by the Fund from its investment in the Subsidiary should constitute qualifying income for the Fund under Internal Revenue Code section 851(b)(2).

*                      *                      *                      *                      *

This opinion represents our best legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the IRS or a court considering the issues.  We express no opinion relating to any Federal income tax matter except on the basis of the facts described above, and any changes in such facts could require a reconsideration and modification of our opinion.  We also express no opinion regarding tax consequences under foreign, state or local laws.  In issuing our opinion, we have relied solely upon existing provisions of the Code, existing and proposed regulations under it, and current administrative positions and judicial decisions.  Those laws, regulations, administrative positions and judicial decisions are subject to change at any time.  Indeed, we currently anticipate that further published IRS guidance on the subject of this opinion will be forthcoming.  Any such changes could affect the validity of the opinion set forth above.  Also, future changes in Federal tax laws and the interpretation thereof can have retroactive effect.

Our firm includes lawyers admitted to practice in the Commonwealth of Pennsylvania, the States of California, Delaware, Illinois, New Jersey, New York and Wisconsin, and the District of Columbia.  We do not purport to be experts in the laws of any other jurisdiction, aside from U.S. Federal law.

                 Very truly yours,

                 DRINKER BIDDLE & REATH LLP